TIM Hellas Telecommunications SA
Exhibit 99.1
TIM HELLAS 1H05 FINANCIAL RESULTS:
TOTAL OPERATING REVENUES REACH € 394.7 MILLION
EBITDA AT € 103.5 MILLION, MARGIN AT 27.8% OF SERVICE REVENUES
NET INCOME STOOD AT € 19.6 MILLION
POSITIVE LEVERED FREE CASH FLOW OF € 22.8 MILLION
ATHENS, August 2, 2005 — TIM Hellas Telecommunications SA (NASDAQ: TIMHY; Amsterdam: TIMHY), today announced first half 2005 financial and customer results.
Financial Performance
Total operating revenues accounted for € 394.7 million in the period, down 3.3% from € 408.4 million generated in the same period of last year with service revenues standing at € 373.0 million, down by 3.8% from € 387.6 million in the first-half of 2004.
Despite solid growth seen in contract outgoing traffic revenues— inclusive of monthly service fees, roaming revenues and sales of handsets and accessories, TIM Hellas’ total operating revenues came in at lower levels than those seen in the first half of 2004, as increasing competitive and regulatory pressure once more weighed-in on the company’s top-line growth.
The most significant factor that led to the decrease seen in the company’s total operating revenues was the substantial year-on-year drop in interconnection revenues. More specifically:
•	Fixed-to-mobile interconnection revenues fell by 23.8% year-on-year, mainly as a result of a 20.2% year-on-year decrease in the fixed-to-mobile interconnection tariff;

•	Mobile-to-mobile interconnection revenues dropped by 7.3% year-on-year, as a result of a 19.3% year-on-year decline in the mobile-to-mobile interconnection tariff. Inclusive of SMS interconnection revenues— introduced among the Greek operators in April 2004, mobile-to-mobile interconnection revenues decreased by 3.4% from the first-half of 2004.
If the interconnection tariffs had remained at the same levels as those of the first half of 2004, total operating revenues would have risen by 2.4% year-on-year.
EBITDA1 (operating income before depreciation & amortization) for the first half of 2005 declined to € 103.5 million, compared with € 118.5 million in the first half of last year, as the slow-down in revenues fed through to the company’s top-line profitability and as increased cost of sales of handsets and accessories were incurred by the company— especially during the second quarter of the year, in its drive towards retaining high-yield customers. Consequently, the EBITDA margin on total revenues came in at 26.2% in the first half of 2005, versus 29.0% in the first-half of 2004, or 27.8% of service revenues versus 30.6% last year.
Cost of sales and services provided was € 195.2 million for the period, representing 52.3% of service revenues, compared to last year’s level of 47.9%. This was mainly due to increased handset sales volumes, in-line with the company’s commercial strategy of retaining quality subscribers.
Selling, General and Administrative expenses were € 153.6 million in the first half of the year, down 6.5% from € 164.2 million in the first-half of 2004. These expenses represented 41.2 % of service revenues in the period, versus 42.4 % in the same period of 2004, mainly due to the replacement of management fees with lower brand fees to TIM Italia S.p.A..

In the first half of the year, operating income was at € 41.9 million or 11.2% of service revenues, versus € 55.1 million or 14.2% of service revenues in the same period of last year, directly affected by lower EBITDA levels, as depreciation and amortization expenses declined insignificantly over the first half of 2004.
The company’s earnings before taxes for the period were € 34.3 million, representing 9.2% of service revenues, versus € 49.9 million in the first half of 2004, also affected by the significant increase in interest expenses incurred in the period as a result of the prepayment of a €60 million fixed rate financing facility expiring in December 2006, as well as the cost incurred due to the replacement of the guarantees of a €100 million long-term loan expiring in December 2007—both resulting from the closing of the sale by TIM International N.V. of a controlling stake in TIM Hellas.
Net income reached € 19.6 million, versus € 28.3 million in the first half of 2004.
Cash flow from operations came in at € 48.4 million in the period, financing conservative capital expenditures of € 28.4 million, and resulting in positive levered free cash flow generation of € 22.8 million. 2
The company’s net financial debt dropped to € 151.9 million, versus € 165.9 million at the end of 2004. 3
The results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP). Certain reclassifications have been made to the presentation of the first half 2004 results to conform to those of the first half 2005.
Customer Results
TIM Hellas’ customer base came in at 2,257,312 at the end of the first half of 2005, as compared with the 2,323,866 at the end of 2004. Prepaid customers numbered 1,454,584 accounting for 64.4% of the total customer base, while contract subscribers numbered 802,728 accounting for 35.6% of the total customers.
As a result of the company’s tactical approach to retain only active customers in its customer base, TIM Hellas’ inactivity level as of June 30, 2005 continued to fall, dropping 7.1 percentage points over that recorded a year earlier, with the majority of this improvement coming from the prepaid customer base. 4
Uptake in usage was seen once more in the first half of the year, with average monthly traffic per customer (Blended AMOU) increasing by approximately 18.6% to 122.1 minutes versus 102.9 minutes in the first-half of 2004. This growth was supported by a 12.4% year-on-year rise in contract AMOU and a 20.3% year-on-year improvement in prepaid AMOU, that reached 259.3 minutes and 47.4 minutes, respectively.
Blended ARPU increased by 3.3% year-on-year to €27.4, as a combined result of a 4.4% year-on-year rise in contract ARPU and a 10.8% year-on-year decline in prepaid ARPU, that came in at €52.1 and €11.9, respectively. 5
“As conveyed to you during the first-quarter results announcement, it will take some time for the transformation agenda that we have only recently laid-out, to deliver a tangible effect on our financials,” stated Mr. Socrates Kominakis, TIM Hellas’ Chief Executive Officer. “Having already implemented a fraction of our strategic plan, we are confident that we will successfully attain our goal of securing significant improvement in our profitability from 2006, onwards.”

[1]
EBITDA Breakdown

In € thousands	1H 2004	1H 2005	% Change
Total Operating Revenues	408,385	394,712	-3.3%
Total Operating Costs	353,248	352,804	-0.1%
Operating Income	55,137	41,908	-24.0%
Depreciation and Amortization	63,328	61,634	-2.7%
EBITDA	118,465	103,542	-12.6%
EBITDA margin on total revenues	29.0%	26.2%

[2]	Levered free cash flow is defined as “Net Cash provided by Operating Activities” minus “Net Cash used in Investing Activities”.

[3]	Net financial debt is defined as short-term debt due to related companies plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents.

[4]	Inactive customers are defined as those who have no incoming or outgoing traffic for three consecutive months.

[5]	Contract ARPU is defined as total contract customers service revenues for the period divided by 6, over the period’s average contract customers. Prepaid ARPU is defined as total prepaid customers service revenues for the period divided by 6, over the period’s average prepaid customers. Blended ARPU is defined as total service revenues for the period divided by 6, over the period’s average customers.

TIM HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2004 (AUDITED) AND JUNE 30, 2005 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,	June 30,	June 30,
	2004	2005	2005
ASSETS	Euro	Euro	U.S. $(1)

CURRENT ASSETS
Cash and cash equivalents	14,084	14,096	17,053
Accounts receivable, net of allowance for doubtful accounts of €34,663 as of December 31, 2004 and €38,603 as of June 30, 2005	138,698	152,758	184,806
Amounts due from related companies	2,539	—	—
Inventories, net	8,601	12,214	14,777
Deferred income taxes	8,276	6,769	8,189
Other current assets	15,258	12,671	15,329

Total current assets	187,456	198,508	240,154

OTHER ASSETS
Other	3,441	3,559	4,306

	3,441	3,559	4,306

PROPERTY, PLANT AND EQUIPMENT
Cost	1,151,970	1,179,074	1,426,444
Less: Accumulated depreciation	(546,486)	(597,873)	(723,308)

	605,484	581,201	703,136

DISTRIBUTION NETWORK
Cost	29,347	29,347	35,504
Less: Accumulated amortization	(17,609)	(19,076)	(23,708)

	11,738	10,271	12,426

LICENSES
Cost	267,694	267,694	323,856
Less: Accumulated amortization	(71,463)	(78,970)	(95,538)

	196,231	188,724	228,318

TOTAL ASSETS	1,004,350	982,263	1,188,340

(1)	Exchange rate used for the convenience translation of the June 30, 2005 balances: U.S. $1.2098 per € 1.00.

TIM HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2004 (AUDITED) AND JUNE 30, 2005 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,	June 30,	June 30,
	2004	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY	Euro	Euro	U.S. $(1)

CURRENT LIABILITIES
Accounts payable	176,790	170,023	205,695
Short-term debt due to related companies	20,000	—	—
Amounts due to related companies	13,104	—	—
Taxes other than income	6,823	6,265	7,579
Income taxes payable	20,358	22,504	27,225
Deferred revenue	19,244	13,541	16,383
Current portion of capital lease obligations	717	742	897
Other current liabilities	29,875	25,744	31,146
Liability for asset retirement obligation S/T	566	549	664

Total current liabilities	287,477	239,368	289,589

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	100,000	166,000	200,827
Long term debt due to related companies	60,000	—	—
Staff retirement indemnities	2,252	2,634	3,185
Deferred income taxes	17,526	22,111	26,749
Other long-term liabilities	25,954	29,797	36,048
Capital lease obligations, less current portion	6,186	5,803	7,020
Liability for asset retirement obligation L/T	10,763	10,788	13,052

	222,681	237,133	286,881

COMMITMENTS AND CONTINGENCIES	14,047	14,378	17,394

SHAREHOLDERS’ EQUITY
Common Stock par value € 1.53 December 31, 2004 & June 30, 2005 (Shares authorized, issued and outstanding 83,876,720 in December 31, 2004 and in June 30, 2005)	128,331	128,331	155,255
Additional paid-in capital	78,244	78,244	94,660
Retained earnings and statutory reserves	273,570	284,809	344,561

Total shareholders’ equity	480,145	491,384	594,476

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,004,350	982,263	1,188,340

(1)	Exchange rate used for the convenience translation of the June 30, 2005 balances: U.S. $1.2098 per € 1.00.

TIM HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF INCOME (UNAUDITED)
FOR JUNE 30, 2004 AND JUNE 30, 2005
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,
	2004	2005	2005
	Euro	Euro	U.S. $(1)
Operating revenues:
Revenues from telecommunication services	387,648	372,992	451,246
Sales of handsets and accessories	20,737	21,720	26,276

Total operating revenues	408,385	394,712	477,522

Cost of sales and services provided:
Cost of services provided	(149,435)	(153,097)	(185,216)
Cost of sales of handsets and accessories	(36,218)	(42,064)	(50,889)

Total cost of sales and services provided	(185,653)	(195,161)	(236,105)

Gross profit	222,732	199,551	241,417

Provision for doubtful accounts	(3,394)	(4,056)	(4,907)
Selling, general and administrative expenses	(164,201)	(153,587)	(185,809)

Operating income	55,137	41,908	50,701

Other income / (expense), net:

Interest expense	(5,498)	(9,558)	(11,562)
Interest income	687	71	85
Other financial expense, net	(460)	(928)	(1,123)
Other Income	—	2,800	3,387

	(5,271)	(7,615)	(9,213)

Income before taxes	49,866	34,293	41,488

Provision for income taxes	(21,531)	(14,666)	(17,744)

Net income	28,335	19,627	23,744

Amounts per common share :

Net income per share — basic and diluted	0.34	0.23	0.28

Weighted average shares outstanding-basic and diluted	83,193,220	83,876,720	83,876,720

(1)	Exchange rate used for the convenience translation of the June 30, 2005 balances: U.S. $1.2098 per € 1.00.

TIM HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF CASH FLOW (UNAUDITED)
FOR JUNE 30, 2004 (AND JUNE 30, 2005
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,
	2004	2005	2005
	Euro	Euro	U.S. $(1)
Cash Flows from Operating Activities:
Net income	28,335	19,627	23,744
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,328	61,634	74,564
Deferred income taxes	3,206	6,092	7,370
Provision for staff retirement indemnities	302	21	25
Provision for commitments and contingencies	600	650	786
Adjustment on long-term debt amortized cost calculation	—	(571)	(690)
Provision for doubtful accounts	3,394	4,056	4,907
Provision for asset retirement obligation	227	29	35
Losses / (gains) on disposal of assets	—	(1)	(1)
Proceeds from brand name sale	—	(2,800)	(3,387)

Changes in operating assets and liabilities:
Accounts receivable	16,919	(18,116)	(21,917)
Inventories	315	(3,613)	(4,372)
Other current assets	1,105	5,579	6,750
Account payable	(64,854)	(6,767)	(8,187)
Income taxes payable	3,500	2,146	2,596
Deferred revenue and other current liabilities	9,784	(19,292)	(23,338)
Commitments and Contingencies	—	(319)	(386)

Net Cash provided by Operating Activities	66,161	48,335	58,499

Cash Flows from Investing Activities:
Capital expenditures	(55,068)	(28,397)	(34,354)
Proceeds from brand name sale	—	2,800	3,387

Net Cash used in Investing Activities	(55,068)	(25,597)	(30,967)

Cash Flows from Financing Activities:
Net Proceeds from short-term borrowings	8,400	—	—
Net Repayments of short-term borrowings due to related companies	—	(20,000)	(24,196)
Repayment of long-term debt due to related companies	—	(60,000)	(72,588)
Proceeds from long-term debt	—	166,000	200,827
Repayment of long-term debt	(74,067)	(100,000)	(120,980)
Net movement in capital lease obligations	(655)	(358)	(434)
Payment of dividends	(8,319)	(8,388)	(10,147)

Net Cash used in Financing Activities	(74,641)	(22,746)	(27,518)

Net increase/ (decrease) in cash and cash equivalents	(63,548)	12	14
Cash and cash equivalents at beginning of the period	66,769	14,084	17,039

Cash and cash equivalents at end of the period	3,221	14,096	17,053

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
- Interest, net of amounts capitalized	2,684	5,996	7,254
- Income taxes	14,741	6,441	7,792

	17,425	12,437	15,046

(1)	Exchange rate used for the convenience translation of the June 30, 2005 balances: U.S. $1.2098 per € 1.00.

TIM HELLAS TELECOMMUNICATIONS S.A.
ANALYSIS OF OPERATING REVENUES AND EXPENSES (UNAUDITED)
FOR JUNE 30, 2004 AND JUNE 30, 2005
AMOUNTS IN THOUSANDS

	Six months ended June 30,
	2004	2005
	EUR	EUR
A. OPERATING REVENUES
Monthly service fees	62,552	78,128

Airtime revenues:
Outgoing calls	87,325	73,635
Incoming calls from fixed line networks	44,041	33,560
Incoming calls from other mobile operators’ network	74,915	69,467
Incoming SMS from other mobile operators’ network	3,555	6,315
Prepaid airtime cards	74,681	64,028
Roaming revenues from Company’s customers	8,337	9,213
Roaming revenues from customers of international GSM network operators	13,680	14,247
Data communications & messages	17,353	20,902
Other	1,209	3,497

Total revenues from telecommunication services	387,648	372,992

Operating revenues from equipment sales	20,737	21,720
Total operating revenues	408,385	394,712

B. COST OF SALES AND SERVICES PROVIDED
Interconnection charges from fixed line operators	8,663	7,998
Interconnection charges from other mobile operators	78,292	76,615
Depreciation	35,144	42,541
Roaming charges from international GSM network operators	7,424	7,887
Payroll	7,332	6,958
Leased lines	2,382	1,740
Utilities	2,034	1,220
SIM cards	1,734	698
Installations’ rentals	6,430	7,440

Total cost of services provided	149,435	153,097
Cost of sales of handsets and accessories	36,218	42,064
Total cost of sales & services provided	185,653	195,161

C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Commissions to dealers	43,752	43,813
Management/Brand fees	7,494	2,797
Advertising expenses	19,850	17,853
Payroll	16,865	19,566
Depreciation & amortization	28,184	19,093
Repairs & maintenance	15,298	16,478
Consultancy and other third party fees	8,757	8,111
Provision for litigation and claims	600	650
Utilities	3,119	5,161
Rentals	5,502	5,120
Other	14,780	14,945

Total selling, general & administrative expenses	164,201	153,587

— END —
- Contact: Investor Relations: Rania Bilalaki +30 210 6158585

Trademark licensed by TIM Italia S.p.A.. Name licensed by TIM Italia S.p.A..
TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.